Exhibit 8.1

Subsidiaries with Operations in 2016	Country of Incorporation	Portion of Ownership Interest
Monte Carlo 71 Shipping Company Limited	Marshall Islands	100%
Monte Carlo One Shipping Company Ltd	Marshall Islands	100%
Monte Carlo Seven Shipping Company Limited	Marshall Islands	100%
Monte Carlo Lax Shipping Company Limited	Marshall Islands	100%
Monte Carlo 37 Shipping Company Limited	Marshall Islands	100%
Monte Carlo 39 Shipping Company Limited	Marshall Islands	100%
Top Tanker Management Inc.	Marshall Islands	100%
Lyndon International Co.	Marshall Islands	100%
Style Maritime Ltd.	Marshall Islands	100%